

December 7, 2011

Mr. Richard P. Dealy
Executive Vice President, Chief Financial Officer and Treasurer
Pioneer Southwest Energy Partners L.P.
c/o Pioneer Natural Resources GP LLC
5205 N. O'Connor Blvd., Suite 200
Irving, Texas 75039

> **Re:** **Pioneer Southwest Energy Partners L.P.**
> **Registration Statement on Form S-3**
> **Filed November 21, 2011**
> **File No. 333-178074**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 1-34032**
> **Response dated December 5, 2011**

Dear Mr. Dealy:

We have reviewed your letter dated December 5, 2011, and we have the following comment.

Please respond to this letter by providing the information requested or advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Unaudited Supplemental Information

Reserve Quantity Information, page 87

1.   We note your response to comment 4 in our letter dated December 1, 2011 provides additional detail regarding the factors underlying the changes in your reserve quantities. Please confirm that you will provide this type of information as part of your footnote disclosure in future Exchange Act filings.

      You may contact Andri Boerman (Staff Accountant) at (202) 551-3645 or Ethan Horowitz (Accounting Branch Chief) at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (201) 551-3611 with any other questions.

                  Sincerely,

                  /s/ A.N. Parker

                  Anne Nguyen Parker
                  Branch Chief